# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LUXFER HOLDINGS PLC, CIK 0001096056
CUSIP: G5698W116
Title of class of securities: Common Shares
Address of issuer's principal executive offices: LUMNS LANE, MANCHESTER, United Kingdom (X0), M27 8LN
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001367401

## Reporting persons
- VAN LANSCHOT KEMPEN INVESTMENT MANAGEMENT N.V.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Netherlands (P7); sole voting power 989,567; shared voting power 0; sole dispositive power 1,310,724; shared dispositive power 0; aggregate amount beneficially owned 1,310,724 (4.8% of the class)

## Item 1. Issuer
Name of issuer: LUXFER HOLDINGS PLC
Address of issuer's principal executive offices: LUMNS LANE, MANCHESTER, UNITED KINGDOM, M27 8LN.

## Item 2. Person Filing
Name of person filing: Van Lanschot Kempen Investment Management N.V.
Address of principal business office or, if none, residence: Beethovenstraat 300, 1077WZ Amsterdam, The Netherlands.
Citizenship: The Netherlands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: The Reporting Person is a licensed investment fund manager and portfolio manager registered with the Authority for the Financial Markets in the Netherlands.

## Item 4. Ownership
Amount beneficially owned: 1,310,724
Percent of class: 4.78%
Sole power to vote or to direct the vote: 989,567
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,310,724
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a licensed investment fund manager and portfolio manager registered with the Authority for the Financial Markets in the Netherlands is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- VAN LANSCHOT KEMPEN INVESTMENT MANAGEMENT N.V.: E.J.G. Jansen, Managing Director - COO (08/05/2025)
- VAN LANSCHOT KEMPEN INVESTMENT MANAGEMENT N.V.: G.B.W. Spijkers, Managing Director - CTO (08/07/2025)